December 18, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Attention: Tom Jones

Re:      Acorn Acquisition Corp.

                Registration Statement on Form S-4

                Filed October 12, 2007

                File No. 333-146685

Dear Mr. Jones:

This letter is in response to the limited review comment letter dated November 6, 2007 (the "Comment Letter") that was received by Acorn Acquisition Corp. (the "Company") in connection with the above-captioned filing.  For the convenience of the Commission's staff, this letter will repeat each comment made in the Comment Letter in italics followed by the Company's response thereto.  Pre-effective Amendment No. 1 to the above-captioned registration statement is being filed on EDGAR today as is a copy of this letter.

Selected Historical Consolidated Financial Data of Acorn

1.              We note that Acorn is a small business issuer subject to the guidance at Regulation S-B. Accordingly, please tell us why you have included historical consolidated financial data for yourself and Lumen as well as comparative per share information herein that is based on disclosure requirements from Regulation S-K. Refer to General Instructions Section D.3. Of Form S-4.

We believe such disclosures are meaningful.  We have revised our current filing.

Unaudited Pro Forma Condensed Consolidated Financial Statements

2.                     You have presented pro forma condensed financial statements for the latest fiscal year ended March 31, 2007, and interim period ended June 30, 2007. However, for a business combination accounted for as a reorganization of the entities under common control, pro forma presentation is required for all periods presented. Accordingly, please revise the filing to present pro forma information for all periods presented.

The amended filing contains pro forma information for all periods presented in the filing.

3.            Additionally, we see that Acorn Acquisition and Lumen Medical have different fiscal year ends. It is not clear whether you have adjusted Acorn's historical results for the pro forma financial statements or if you have utilized different period ends. Please revise the filing to clearly disclose which historical periods you arc presenting and how you have adjusted Acorn's historical financial statements to conform with Lumen's March 31 fiscal year-end for the pro forma financial statements. Also, tell us why you apparently chose to present pro forma financial statements based on Lumen's fiscal year end rather than Acorn's. Please refer to guidance at Article 11 of Regulation S-X.

The amended filing contains annual and interim period pro forma information based on Acorn's fiscal year end for all periods. Lumen's financial statements were adjusted to conform to Acorn's financial statements' reporting periods. Upon the successful merger, since Acorn's only operating entity will be PulmoScience which has a March 31 report tax year end, Acorn will change its year end to March 31 to conform.

         Index to Financial Statements, page F-1

4.         We see that you have not provided Plan of Operation disclosures for either Acorn Acquisition Corp. or Lumen Medical Inc. Item 303 of Regulation S-B requires these disclosures for both the registrant and the company acquired. Please tell us how your current disclosures comply with Item 303 of Regulation S-B. Alternatively, please revise the filing to address our concerns.

The amended filing has been revised to comply with Item 303 of Regulation S-B.

5.            Please update the financial statements and pro forma information in the filing to comply with the requirements of Item 310(g) of Regulation S-B. Additionally, an updated consent for each of the accountants' reports should also be included with any amendment to the filing. In this regard, please make sure the updated consent for the Lumen Medical's auditors' report includes the correct report date of October 2, 2007.

The financial statements, pro forma information and the auditor's consents have been updated in the amended filing.

Lumen Medical Inc. and Subsidiaries, page F-22

Consolidated Statements of Operations, page F-24

6.                  Please revise this statement to include the earnings per share disclosures required by SFAS 128.

The amended filing includes the revised disclosures.

Note 1 Nature of Operations and Going Concern Assumptions page F-27

7.       We see that in August 2006, you acquired a 51% interest in PulmoScience. Please tell and revise the filing to disclose how you have accounted for and presented the acquisition of PulmoScience in your consolidated financial statements. Please tell us whether Innovacor LP was a related party to the acquisition. Also, please also tell us how the issuance of shares for the acquisition of PulmoScience and the 3,185,000 PulmoScience shares issued to Innovacor arc reflected in your financial statements. Finally, tell us your consideration of the need to provide Item 310(c) Regulation S-B or predecessor financial statements for PulmoScience. We may have further comment after reading your response.

The acquisition of PulmoScience by Lumen is more fully described in the amended filing.  Innovacor along with Dr. Dupuis and 6566138 Canada, Inc. and 6566103 Canada, Inc. was one of the original incorporators of PulmoScience. Both 6566138 Canada, Inc. and 6566130 Canada, Inc. received funding from Lumen to enable them to pay cash for their shares.  The shares issued to Innovacor were for a sub license from Innovacor.  The fair value of the shares issued was determined at the per share price 6566138 Canada, Inc. and 6566103 Canada, Inc. paid for their respective shares.  The fair value of the sub license was charged to operations as there was no evidence at the time of the shares' issuance or to date that the products under the sub license will be commercially viable and management charged the fair value to operations.

Dr. Dupuis and Innovacor did not keep records of the costs and expenses incurred by the doctor, the hospital or its staff prior to the incorporation of PulmoScience.  Prior to the inception of PulmoScience, some precursor work had been carried out on the Molecular Imaging of the vascular system of the lungs using a tagged Adreno-Medullin derivative. This is the basis of the PulmoBind Molecular Imaging technology being developed by PulmoScience Inc.

This work was carried out over a two year period on a part time basis by staff at the Montreal Heart Institute and led by Dr Jocelyn Dupuis who was the originator of the concept and is now a Director and Shareholder in PulmoScience Inc.

Detailed costs for this work are not available as the work was carried out using general project funds and was not budgeted or accounted for on a specific basis. However, it is possible to estimate some of the direct costs as follows:

Laboratory Technicians               Can$    40,000

Materials                                      Can$    20,000

Synthesis of Derivatives             Can$      8,000

Total Direct Cost                         Can$    68,000

These cost estimates do not however include any time element for Dr Dupuis who was not required to record his time against this specific project. It would be difficult to estimate what cost this might represent.

Note 2 Summary of Significant Accounting Policies, page F-27 Research and Development Costs page F-28

8.       We see that you record the research and development investment tax credits as a reduction of the related research and development expenses and as an asset on your balance sheet representing the amount receivable from the Canadian government assistance program. Please tell us, and revise the filing to disclose, more about this program. Specifically, please tell us what triggers your rights to funds under the program, the process by which you are reimbursed for expenses, how the expenses are reviewed and approved, whether there are any contractual obligations or arrangements with the Canadian government and how management assesses the collectibility of the recorded reimbursements receivable. Additionally, please cite the accounting literature upon which you relied to support your accounting for investment tax credits. Refer to APB 4, SFAS 109 or other applicable accounting literature, as appropriate.

The Canadian Regional Government of Quebec provides generous Tax Credits to support R&D work within the region and PulmoScience has fully followed the requirements to gain these Tax Credits.  It should be noted that these Tax Credits can be used to offset Tax liabilities or can be received as a cash refund. Given the Development Stage nature of PulmoScience, the company had chosen to show the Tax Credits as a reduction in costs. In light of your comment, the financial statements have been revised to reflect the credit as a component of income tax expense.  It is the view of the Management of PulmoScience, based on their experience, that the certainty of receiving these Tax Credits is absolute and that it is therefore prudent to record the Investment Tax Credits as an asset of the company.

Details as to the nature of the Canadian Investment Tax Credit Scheme can be found at the following Canadian Government web site: http://www.fin.gc.ca/resdev/fedsys6_e.html .

The Board of PulmoScience, based on their experience and knowledge are confident that all applicable rules and regulations have been followed in preparing the submissions for Investment Tax Credits.  All relevant reimbursement procedures have been followed and the submission paperwork has been generated by an accountant who has extensive experience at successfully claiming Quebec Regional Government R&D Investment Tax Credits. In addition, the submissions have been specifically reviewed by the PulmoScience Board Member who as a senior member of the Montreal Heart Institute has particular expertise and experience in this area.  The PulmoScience submissions were finalized and submitted to the relevant authorities within the Quebec Regional Government before the end of November 2007.  The company expects to receive any outstanding cash reimbursements before the end of Q1 2008.

General

9.        Please consider revising the filing to include numbered pages throughout the registration statement.

We have complied with the staff's suggestion.

10.     Please consider the impact of our comments on your Form 10-KSB, Form 10-QSB's and Form 8-K filings.

We have complied with the staff's suggestion.

The Company is interested in having the above-captioned registration statement declared effective as soon as it has addressed the concerns of the staff of the Commission by appropriate pre-effectiveness amendments. Please advise the undersigned when the staff of the Commission believes that an acceleration request will be affirmatively responded to.

Very truly yours,

/s/ Peter B. Hirshfield